FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, October 29, 2003, Series 2003-HE1

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100164

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 29, 2003

ACE SECURITIES CORP.

By: ______________________
Name: Douglas K. Johnson
Title: President

By: ______________________
Name: Evelyn Echevarria
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 29, 2003

ACE SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware	333-100164	56-2088493
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

6525 Morrison Blvd., Suite 318 Charlotte, North Carolina	28211
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (704) 365-0569.

Item 5. Other Events.

Description of the Mortgage Pool

On or about October 31, 2003, the Registrant will cause the issuance and sale of approximately $560,723,000 initial principal amount of ACE Securities Corp. Home Equity Loan Trust, Series 2003-HE1 Asset Backed Pass-Through Certificates (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of August 1, 2003, between the Registrant as depositor, Wells Fargo Bank Minnesota, National Association as master servicer and securities administrator, Ocwen Federal Bank FSB as servicer and Bank One, National Association, as trustee.

Collateral Term Sheet

Deutsche Bank Securities Inc. (the "Underwriter") has advised the Registrant that it has furnished to certain prospective purchasers of Certificates certain materials ("Collateral Term Sheet") in written form, which are in the nature of data tables.

The Collateral Term Sheets have been provided by the Underwriter. The information in the Collateral Term Sheets is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Collateral Term Sheets were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Collateral Term Sheets may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement.

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99.1	Collateral Term Sheets (as defined in Item 5) that have been provided by the Underwriter to certain prospective purchasers of ACE Securities Corp. Home Equity Loan Trust, Series 2003-HE1. The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: /s/ ______________________________
Name: Douglas K. Johnson
Title: President

By: /s/ ______________________________
Name: Evelyn Echevarria
Title: Vice President

Dated: October 29, 2003

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99.1	Collateral Term Sheets. The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.	6

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET - REVISED

Ace Securities Corp

$560,723,000 *(Approximate)*

Home Equity Loan Trust

Series 2003-HE1

Ace Securities Corp
(Depositor)

Deutsche Bank

October 22, 2003

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all directly related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is directly related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED October 22, 2003

Ace Securities Corp.
Home Equity Loan Trust, Series 2003-HE1
$560,723,000 *(Approximate)*

Subject to 5% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	357,336,000	Float	2.41	11/03 - 02/11	0	ACT/360	Nov. 2033	Aaa / AAA / AAA
A-2	107,303,000	Float	2.44	11/03 - 02/11	0	ACT/360	Nov. 2033	Aaa / AAA / AAA
M-1	34,418,000	Float	4.98	02/07 - 02/11	0	ACT/360	Nov. 2033	Aa2 / AA / AA
M-2	30,116,000	Float	4.92	01/07 - 02/11	0	ACT/360	Nov. 2033	A2 / A / A
M-3	10,039,000	Float	4.89	12/06 - 02/11	0	ACT/360	Nov. 2033	A3 / A- / A-
M-4	7,170,000	Float	4.89	12/06 - 02/11	0	ACT/360	Nov. 2033	Baa1 / BBB+ / BBB+
M-5	6,023,000	Float	4.88	11/06 - 02/11	0	ACT/360	Nov. 2033	Baa2 / BBB / BBB
M-6	8,318,000	Float	4.86	11/06 - 02/11	0	ACT/360	Nov. 2033	Baa3 / BBB- / BBB-
Total	**$560,723,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 and the Class A-2 Certificates, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Class A-1 Certificates are backed by conforming balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed and adjustable-rate first lien and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,753 adjustable-rate and fixed-rate, first lien and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $573,629,137 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 3,157 conforming balance fixed and adjustable-rate Mortgage Loans totaling $441,155,901 and the Group II Mortgage Loans will represent approximately 596 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling $132,473,236.

Class A Certificates: Class A-1 and Class A-2 Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

Depositor: Ace Securities Corp. (“Ace”)

Originators:

Originator	Aggregate Remaining Principle Balance	% of Aggregate Remaining Principle Balance
Encore	$234,257,826	40.84%
People's Choice	$145,503,497	25.37%
Accredited	$89,386,503	15.58%
CIT	$40,063,209	6.98%
SIB	$27,394,419	4.78%
Other	$37,023,682	6.45%
Total	**$573,629,137**	**100.00%**

Master Servicer: Wells Fargo Bank Minnesota, National Association

Servicer: Primary servicing will be provided by Ocwen Federal Bank FSB

Trustee: Bank One National Association

Custodian: Wells Fargo Bank Minnesota, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: October 1, 2003

Expected Pricing: Week of October 27, 2003

Expected Closing Date: On or about October 31, 2003

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in November 2003.

Transaction Overview (Cont.)

Determination Date: The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.

Interest Accrual Period: Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).

Interest Distribution Amount: For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Soldiers' and Sailors' Civil Relief Act of 1940.

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate: The Trustee, Servicer, Credit Risk Manager and Custodian will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5325% for the Mortgage Loans as of the Cut-off Date..

Compensating Interest: The Servicer will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to the Servicer.

Prepayment interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Expense Adjusted Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the owner of a non-offered subordinate certificate will have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates; provided, however, that if the owner of such non-offered subordinate certificate is an affiliate of the Seller, such owner will not have the option to purchase from the trust all remaining Mortgage Loans causing an early retirement of the Certificates. In the event that such owner is an affiliate of the Seller or fails to exercise its option, the Servicer may, at its discretion, exercise this option.

Transaction Overview (Cont.)

Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Allocations of Realized Losses to the Mezzanine Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of the Mezzanine Certificates will no longer accrue interest and will not be reinstated thereafter. However, allocated Realized Losses may be paid to the holders of the Mezzanine Certificates from Net Monthly Excess Cashflow.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 2.25% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 4.50% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately $2,868,146. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in November 2006 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to 38.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on each Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A-1	Aaa / AAA / AAA	19.00	38.00
A-2	Aaa / AAA / AAA	19.00	38.00
M-1	Aa2 / AA / AA	13.00	26.00
M-2	A2 / A / A	7.75	15.50
M-3	A3 / A- / A-	6.00	12.00
M-4	Baa1 / BBB+ / BBB+	4.75	9.50
M-5	Baa2 / BBB / BBB	3.70	7.40
M-6	Baa3 / BBB- / BBB-	2.25	4.50

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The rate per annum (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2003-HE1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover amount on the Class A-1 Certificates, the Class A-2 Certificates and the Mezzanine Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 38.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Cont.):

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 26.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 15.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 12.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 9.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 7.40% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 4.50% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Transaction Overview (Cont.)

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 45.00% of the credit enhancement percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 to October 2007	3.25%, plus 1/12th of 1.50% for each month thereafter
November 2006 to October 2007	4.75%, plus 1/12th of 1.25% for each month thereafter
November 2006 to October 2007	6.00%, plus 1/12th of 1.00% for each month thereafter
November 2009 and thereafter	7.00%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates.
6. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and the Mezzanine Certificates in the same order of priority as described in 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.14	4.57	2.41	1.77	1.14
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Oct-06
A-2	Avg Life	17.34	4.60	2.44	1.80	1.15
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-1	Avg Life	25.59	8.87	4.98	4.49	4.24
	First Payment Date	Jan-25	Jan-08	Feb-07	Jul-07	Jan-08
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-2	Avg Life	25.59	8.87	4.92	4.21	4.06
	First Payment Date	Jan-25	Jan-08	Jan-07	Feb-07	Jun-07
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-3	Avg Life	25.59	8.87	4.89	4.11	3.73
	First Payment Date	Jan-25	Jan-08	Dec-06	Jan-07	Apr-07
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-4	Avg Life	25.59	8.87	4.89	4.07	3.63
	First Payment Date	Jan-25	Jan-08	Dec-06	Jan-07	Mar-07
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-5	Avg Life	25.59	8.87	4.88	4.05	3.56
	First Payment Date	Jan-25	Jan-08	Nov-06	Dec-06	Feb-07
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08
M-6	Avg Life	25.59	8.86	4.86	4.03	3.48
	First Payment Date	Jan-25	Jan-08	Nov-06	Nov-06	Dec-06
	Last Payment Date	Nov-31	Mar-17	Feb-11	Jun-09	Jan-08

Sensitivity Table
To Maturity

	Fixed>> / Arm>>	0% PPC / 0% CPR	55% PPC / 15% CPR	100% PPC / 28% CPR	125% PPC / 35% CPR	160% PPC / 45% CPR
A-1	Avg Life	18.20	4.91	2.62	1.95	1.14
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Apr-33	Aug-29	Mar-20	Oct-16	Oct-06
A-2	Avg Life	17.39	4.93	2.67	1.98	1.17
	First Payment Date	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
	Last Payment Date	Apr-33	Jul-29	Mar-20	Nov-16	Jul-13
M-1	Avg Life	25.73	9.70	5.51	4.91	6.17
	First Payment Date	Jan-25	Jan-08	Feb-07	Jul-07	May-08
	Last Payment Date	Mar-33	Sep-26	Jul-17	Aug-14	Jun-13
M-2	Avg Life	25.72	9.62	5.39	4.59	4.37
	First Payment Date	Jan-25	Jan-08	Jan-07	Feb-07	Jun-07
	Last Payment Date	Jan-33	Feb-25	Mar-16	Jul-13	Jan-11
M-3	Avg Life	25.71	9.51	5.28	4.43	3.95
	First Payment Date	Jan-25	Jan-08	Dec-06	Jan-07	Apr-07
	Last Payment Date	Oct-32	Nov-22	Aug-14	Apr-12	Jan-10
M-4	Avg Life	25.70	9.41	5.22	4.34	3.82
	First Payment Date	Jan-25	Jan-08	Dec-06	Jan-07	Mar-07
	Last Payment Date	Sep-32	Aug-21	Nov-13	Aug-11	Aug-09
M-5	Avg Life	25.68	9.29	5.13	4.25	3.70
	First Payment Date	Jan-25	Jan-08	Nov-06	Dec-06	Feb-07
	Last Payment Date	Jul-32	Jun-20	Feb-13	Jan-11	Mar-09
M-6	Avg Life	25.62	9.02	4.95	4.11	3.53
	First Payment Date	Jan-25	Jan-08	Nov-06	Nov-06	Dec-06
	Last Payment Date	Apr-32	Mar-19	May-12	Jun-10	Sep-08

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate	Ceiling
12/25/03	430,694,000	7.26	8.25
1/25/04	420,325,000	7.02	8.25
2/25/04	410,046,000	7.02	8.25
3/25/04	399,853,000	7.50	8.25
4/25/04	389,746,000	7.02	8.25
5/25/04	379,725,000	7.25	8.25
6/25/04	369,801,000	7.02	8.25
7/25/04	360,126,000	7.25	8.25
8/25/04	350,699,000	7.02	8.25
9/25/04	341,517,000	7.02	8.25
10/25/04	332,576,000	7.25	8.25
11/25/04	323,870,000	7.03	8.25
12/25/04	315,391,000	7.27	8.25
1/25/05	307,135,000	7.04	8.25
2/25/05	299,095,000	7.25	8.25
3/25/05	291,273,000	8.02	8.25
4/25/05	283,656,000	7.38	8.25
5/25/05	276,243,000	7.64	8.25
6/25/05	269,024,000	8.12	8.25

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate	Ceiling
12/25/03	129,129,000	7.18	8.25
1/25/04	125,861,000	6.95	8.25
2/25/04	122,669,000	6.95	8.25
3/25/04	119,553,000	7.43	8.25
4/25/04	116,510,000	6.99	8.25
5/25/04	113,540,000	7.23	8.25
6/25/04	110,640,000	6.99	8.25
7/25/04	107,814,000	7.23	8.25
8/25/04	105,060,000	7.00	8.25
9/25/04	102,376,000	7.00	8.25
10/25/04	99,760,000	7.30	8.25
11/25/04	97,213,000	7.06	8.25
12/25/04	94,730,000	7.30	8.25
1/25/05	92,312,000	7.06	8.25
2/25/05	89,954,000	7.06	8.25
3/25/05	87,657,000	7.82	8.25
4/25/05	85,419,000	7.29	8.25
5/25/05	83,241,000	7.64	8.25
6/25/05	81,119,000	8.07	8.25
7/25/05	79,059,000	8.25	8.25
8/25/05	77,051,000	8.08	8.25
9/25/05	75,095,000	8.08	8.25

Aggregate Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
1	11/25/03	--
2	12/25/03	8.25
3	1/25/04	8.25
4	2/25/04	8.25
5	3/25/04	8.25
6	4/25/04	8.25
7	5/25/04	8.25
8	6/25/04	8.25
9	7/25/04	8.25
10	8/25/04	8.25
11	9/25/04	8.25
12	10/25/04	8.25
13	11/25/04	8.25
14	12/25/04	8.25
15	1/25/05	8.25
16	2/25/05	8.25
17	3/25/05	8.25
18	4/25/05	8.25
19	5/25/05	8.25
20	6/25/05	8.25
21	7/25/05	8.40
22	8/25/05	8.27
23	9/25/05	8.27
24	10/25/05	8.58
25	11/25/05	8.43
26	12/25/05	9.13
27	1/25/06	8.85
28	2/25/06	8.95
29	3/25/06	9.99
30	4/25/06	9.11
31	5/25/06	9.55
32	6/25/06	9.64
33	7/25/06	9.98
34	8/25/06	9.75
35	9/25/06	9.80
36	10/25/06	10.20
37	11/25/06	10.00
38	12/25/06	10.74
39	1/25/07	10.40
40	2/25/07	10.49
41	3/25/07	11.67
42	4/25/07	10.57
43	5/25/07	11.03
44	6/25/07	10.84
45	7/25/07	11.20

Aggregate Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
46	8/25/07	10.83
47	9/25/07	10.88
48	10/25/07	11.24
49	11/25/07	10.94
50	12/25/07	11.30
51	1/25/08	10.93
52	2/25/08	10.92
53	3/25/08	11.70
54	4/25/08	10.94
55	5/25/08	11.30
56	6/25/08	10.93
57	7/25/08	11.29
58	8/25/08	10.91
59	9/25/08	10.91
60	10/25/08	11.27
61	11/25/08	10.90
62	12/25/08	11.26
63	1/25/09	10.89
64	2/25/09	10.88
65	3/25/09	12.04
66	4/25/09	10.87
67	5/25/09	11.23
68	6/25/09	10.86
69	7/25/09	11.21
70	8/25/09	10.85
71	9/25/09	10.84
72	10/25/09	11.20
73	11/25/09	10.83
74	12/25/09	11.18
75	1/25/10	10.81
76	2/25/10	10.81
77	3/25/10	11.96
78	4/25/10	10.80
79	5/25/10	11.15
80	6/25/10	10.78
81	7/25/10	11.14
82	8/25/10	10.77
83	9/25/10	10.76
84	10/25/10	11.11
85	11/25/10	10.75
86	12/25/10	11.10
87	1/25/11	10.74
88	2/25/11	10.73

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	11/25/03	--
2	12/25/03	8.25
3	1/25/04	8.25
4	2/25/04	8.25
5	3/25/04	8.25
6	4/25/04	8.25
7	5/25/04	8.25
8	6/25/04	8.25
9	7/25/04	8.25
10	8/25/04	8.25
11	9/25/04	8.25
12	10/25/04	8.25
13	11/25/04	8.25
14	12/25/04	8.25
15	1/25/05	8.25
16	2/25/05	8.25
17	3/25/05	8.25
18	4/25/05	8.25
19	5/25/05	8.25
20	6/25/05	8.25
21	7/25/05	8.41
22	8/25/05	8.27
23	9/25/05	8.27
24	10/25/05	8.60
25	11/25/05	8.46
26	12/25/05	9.18
27	1/25/06	8.90
28	2/25/06	9.03
29	3/25/06	10.09
30	4/25/06	9.18
31	5/25/06	9.63
32	6/25/06	9.74
33	7/25/06	10.09
34	8/25/06	9.89
35	9/25/06	9.94
36	10/25/06	10.33
37	11/25/06	10.12
38	12/25/06	10.89
39	1/25/07	10.56
40	2/25/07	10.68
41	3/25/07	11.88
42	4/25/07	10.74
43	5/25/07	11.22
44	6/25/07	11.04
45	7/25/07	11.42

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	8/25/07	11.04
47	9/25/07	11.10
48	10/25/07	11.47
49	11/25/07	11.17
50	12/25/07	11.54
51	1/25/08	11.16
52	2/25/08	11.15
53	3/25/08	11.95
54	4/25/08	11.17
55	5/25/08	11.54
56	6/25/08	11.16
57	7/25/08	11.53
58	8/25/08	11.15
59	9/25/08	11.14
60	10/25/08	11.51
61	11/25/08	11.13
62	12/25/08	11.49
63	1/25/09	11.12
64	2/25/09	11.11
65	3/25/09	12.29
66	4/25/09	11.10
67	5/25/09	11.46
68	6/25/09	11.08
69	7/25/09	11.45
70	8/25/09	11.07
71	9/25/09	11.06
72	10/25/09	11.43
73	11/25/09	11.05
74	12/25/09	11.41
75	1/25/10	11.04
76	2/25/10	11.03
77	3/25/10	12.21
78	4/25/10	11.02
79	5/25/10	11.38
80	6/25/10	11.01
81	7/25/10	11.37
82	8/25/10	10.99
83	9/25/10	10.98
84	10/25/10	11.34
85	11/25/10	10.97
86	12/25/10	11.33
87	1/25/11	10.96
88	2/25/11	10.95

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	11/25/03	-
2	12/25/03	8.25
3	1/25/04	8.25
4	2/25/04	8.25
5	3/25/04	8.25
6	4/25/04	8.25
7	5/25/04	8.25
8	6/25/04	8.25
9	7/25/04	8.25
10	8/25/04	8.25
11	9/25/04	8.25
12	10/25/04	8.25
13	11/25/04	8.25
14	12/25/04	8.25
15	1/25/05	8.25
16	2/25/05	8.25
17	3/25/05	8.25
18	4/25/05	8.25
19	5/25/05	8.25
20	6/25/05	8.25
21	7/25/05	8.35
22	8/25/05	8.25
23	9/25/05	8.25
24	10/25/05	8.51
25	11/25/05	8.34
26	12/25/05	8.96
27	1/25/06	8.67
28	2/25/06	8.67
29	3/25/06	9.65
30	4/25/06	8.88
31	5/25/06	9.29
32	6/25/06	9.31
33	7/25/06	9.62
34	8/25/06	9.31
35	9/25/06	9.33
36	10/25/06	9.80
37	11/25/06	9.58
38	12/25/06	10.23
39	1/25/07	9.90
40	2/25/07	9.89
41	3/25/07	10.98
42	4/25/07	10.00
43	5/25/07	10.40
44	6/25/07	10.16
45	7/25/07	10.50
46	8/25/07	10.15
47	9/25/07	10.18
48	10/25/07	10.52
49	11/25/07	10.21
50	12/25/07	10.54
51	1/25/08	10.19
52	2/25/08	10.19
53	3/25/08	10.89
54	4/25/08	10.18
55	5/25/08	10.52
56	6/25/08	10.17
57	7/25/08	10.50
58	8/25/08	10.16
59	9/25/08	10.15
60	10/25/08	10.51
61	11/25/08	10.17
62	12/25/08	10.50
63	1/25/09	10.15
64	2/25/09	10.15
65	3/25/09	11.23
66	4/25/09	10.15
67	5/25/09	10.48
68	6/25/09	10.13
69	7/25/09	10.46
70	8/25/09	10.12
71	9/25/09	10.11
72	10/25/09	10.45
73	11/25/09	10.11
74	12/25/09	10.44
75	1/25/10	10.10
76	2/25/10	10.09
77	3/25/10	11.16
78	4/25/10	10.09
79	5/25/10	10.42
80	6/25/10	10.07
81	7/25/10	10.40
82	8/25/10	10.06
83	9/25/10	10.05
84	10/25/10	10.38
85	11/25/10	10.04
86	12/25/10	10.37
87	1/25/11	10.03
88	2/25/11	10.02

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,753	Index Type:	
Aggregate Principal Balance:	$573,629,137	6 Month LIBOR:	68.66%
Conforming Principal Balance Loans:	$441,155,901	Fixed Rate:	31.34%
Average Principal Balance:	$152,845	W.A. Initial Periodic Cap:	2.06%
Range:	$14,993 - $779,146	W.A. Subsequent Periodic Cap:	1.27%
W.A. Coupon:	7.770%	W.A. Lifetime Rate Cap:	6.59%
Range:	5.250% - 13.625%	Property Type:	
W.A. Gross Margin:	6.357%	Single Family:	75.41%
Range:	4.375% - 11.000%	2-4 Family:	9.09%
W.A. Remaining Term (months):	345	PUD:	8.42%
Range:	107 - 360	Condo:	6.70%
W.A. Seasoning: (months)	8	Manufactured Housing	0.33%
Latest Maturity Date:	October 1, 2033	Townhouse	0.05%
State Concentration (Top 5):			
California:	48.33%	Occupancy Status:	
Illinois	7.59%	Primary:	92.23%
Florida	7.01%	Investment:	7.67%
Ohio	3.18%	Second Home:	0.10%
Hawaii	2.53%	Documentation Status:	
W.A. Combined Original LTV:	79.53%	Full:	54.83%
Range:	18.18% - 100.00%	Stated:	39.44%
First Liens:	97.68%	Limited	5.73%
Second Liens	2.32%	W.A. Prepayment Penalty – Term (months):	31
Non-Balloon Loans:	98.32%	Loans with Prepay Penalties:	84.69%
W.A. FICO Score:	616		

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,391	$179,802,329	31.34%
ARM	2,362	393,826,807	68.66
Total:	**3,753**	**$573,629,137**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	342	$12,709,150	2.20%
50,000.01 - 100,000.00	1,008	75,597,710	13.09
100,000.01 - 150,000.00	841	104,533,986	18.11
150,000.01 - 200,000.00	600	104,494,447	18.10
200,000.01 - 250,000.00	410	91,943,260	15.92
250,000.01 - 300,000.00	236	64,268,817	11.13
300,000.01 - 350,000.00	131	42,472,388	7.36
350,000.01 - 400,000.00	78	29,278,840	5.07
400,000.01 - 450,000.00	45	19,100,045	3.31
450,000.01 - 500,000.00	33	15,907,100	2.76
500,000.01 - 550,000.00	9	4,821,234	0.84
550,000.01 - 600,000.00	12	6,871,600	1.19
600,000.01 - 650,000.00	5	3,153,900	0.55
650,000.01 - 700,000.00	1	680,000	0.12
700,000.01 - 750,000.00	1	745,000	0.13
750,000.01 - 800,000.00	1	780,000	0.14
Total:	**3,753**	**$577,357,475**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	352	$13,022,560	2.27%
50,000.01 - 100,000.00	1,011	75,717,462	13.20
100,000.01 - 150,000.00	836	103,668,847	18.07
150,000.01 - 200,000.00	597	103,658,613	18.07
200,000.01 - 250,000.00	415	92,945,613	16.20
250,000.01 - 300,000.00	228	62,041,585	10.82
300,000.01 - 350,000.00	134	43,379,416	7.56
350,000.01 - 400,000.00	75	28,147,463	4.91
400,000.01 - 450,000.00	44	18,668,355	3.25
450,000.01 - 500,000.00	32	15,382,039	2.68
500,000.01 - 550,000.00	10	5,360,852	0.93
550,000.01 - 600,000.00	11	6,289,304	1.10
600,000.01 - 650,000.00	5	3,144,119	0.55
650,000.01 - 700,000.00	1	679,373	0.12
700,000.01 - 750,000.00	1	744,388	0.13
750,000.01 - 800,000.00	1	779,146	0.14
Total:	**3,753**	**$573,629,137**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	10	$842,187	0.15%
121 - 180	170	17,221,222	3.00
181 - 240	23	3,316,043	0.58
241 - 300	19	2,020,910	0.35
301 - 360	3,531	550,228,774	95.92
Total:	**3,753**	**$573,629,137**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	7	$1,233,046	0.21%
5.500 - 5.999	100	20,922,833	3.65
6.000 - 6.499	211	41,993,767	7.32
6.500 - 6.999	603	117,476,451	20.48
7.000 - 7.499	426	76,884,485	13.40
7.500 - 7.999	749	126,126,022	21.99
8.000 - 8.499	343	51,305,338	8.94
8.500 - 8.999	437	61,038,799	10.64
9.000 - 9.499	171	19,235,947	3.35
9.500 - 9.999	287	28,963,663	5.05
10.000 - 10.499	159	10,166,915	1.77
10.500 - 10.999	129	9,865,491	1.72
11.000 - 11.499	58	3,387,542	0.59
11.500 - 11.999	42	3,204,235	0.56
12.000 - 12.499	19	1,171,351	0.20
12.500 - 12.999	9	535,529	0.09
13.500 - 13.999	3	117,724	0.02
Total:	**3,753**	**$573,629,137**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	134	$17,137,019	2.99%
50.01 - 55.00	56	6,828,475	1.19
55.01 - 60.00	85	12,707,629	2.22
60.01 - 65.00	173	27,869,932	4.86
65.01 - 70.00	242	37,319,399	6.51
70.01 - 75.00	386	56,716,089	9.89
75.01 - 80.00	1,067	180,265,887	31.43
80.01 - 85.00	537	87,177,860	15.20
85.01 - 90.00	616	104,337,129	18.19
90.01 - 95.00	151	21,956,075	3.83
95.01 - 100.00	306	21,313,642	3.72
Total:	**3,753**	**$573,629,137**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score

FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 499	38	$3,087,098	0.54%
500 - 524	221	31,125,606	5.43
525 - 549	370	54,464,944	9.49
550 - 574	445	65,378,573	11.40
575 - 599	441	70,376,870	12.27
600 - 624	588	96,331,744	16.79
625 - 649	608	94,492,137	16.47
650 - 674	450	68,607,464	11.96
675 - 699	270	41,367,104	7.21
700 - 724	135	19,556,336	3.41
725 - 749	103	17,033,844	2.97
750 - 774	49	6,490,985	1.13
775 - 799	31	4,601,747	0.80
800 - 824	4	714,686	0.12
Total:	**3,753**	**$573,629,137**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,397	$277,249,173	48.33%
Illinois	298	43,539,937	7.59
Florida	349	40,218,665	7.01
Ohio	200	18,238,731	3.18
Hawaii	88	14,487,833	2.53
Colorado	87	12,955,255	2.26
Michigan	127	12,901,004	2.25
Nevada	81	11,272,334	1.97
Washington	67	10,953,023	1.91
Pennsylvania	97	10,728,171	1.87
New Jersey	48	9,522,523	1.66
Arizona	69	9,129,260	1.59
Texas	89	8,115,305	1.41
Maryland	45	8,064,808	1.41
Indiana	83	7,734,254	1.35
Georgia	64	7,605,143	1.33
Virginia	52	7,365,646	1.28
New York	31	6,871,517	1.20
Massachusetts	33	6,620,406	1.15
Tennessee	62	6,194,659	1.08
Oregon	43	4,984,453	0.87
Missouri	47	4,723,610	0.82
North Carolina	47	4,475,934	0.78
Utah	31	3,747,012	0.65
Minnesota	22	3,370,859	0.59
Connecticut	19	2,813,660	0.49
Kentucky	29	2,769,171	0.48
South Carolina	17	1,859,349	0.32
Wisconsin	15	1,765,908	0.31
Louisiana	14	1,264,730	0.22
Alaska	4	1,016,931	0.18
Oklahoma	11	992,303	0.17
Delaware	4	926,140	0.16
New Mexico	9	825,555	0.14
Iowa	10	805,630	0.14
Rhode Island	5	775,224	0.14
West Virginia	6	762,666	0.13

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Montana	7	762,108	0.13
New Hampshire	6	744,839	0.13
Arkansas	7	670,516	0.12
Mississippi	7	659,855	0.12
Maine	3	634,200	0.11
District of Columbia	3	616,857	0.11
Idaho	5	469,284	0.08
Wyoming	2	451,657	0.08
Kansas	4	427,332	0.07
Alabama	3	220,857	0.04
Nebraska	3	126,511	0.02
Vermont	2	114,557	0.02
South Dakota	1	83,783	0.01
Total:	**3,753**	**$573,629,137**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	3,369	$529,070,885	92.23%
Investment	378	43,973,592	7.67
Second Home	6	584,660	0.10
Total:	**3,753**	**$573,629,137**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,196	$314,539,282	54.83%
Stated	1,347	226,214,791	39.44
Limited	210	32,875,063	5.73
Total:	**3,753**	**$573,629,137**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,005	$329,824,934	57.50%
Purchase	1,128	159,090,199	27.73
Refinance - Rate Term	620	84,714,004	14.77
Total:	**3,753**	**$573,629,137**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,842	$432,582,697	75.41%
2-4 Family	313	52,155,442	9.09
PUD	283	48,271,896	8.42
Condo	286	38,423,551	6.70
Manufactured Housing	25	1,900,290	0.33
Townhouse	4	295,261	0.05
Total:	**3,753**	**$573,629,137**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November 2003	30	$2,852,248	0.72%
December 2003	29	3,048,834	0.77
January 2004	33	3,350,729	0.85
February 2004	30	3,306,189	0.84
March 2004	46	4,723,398	1.20
April 2004	33	2,751,732	0.70
May 2004	2	279,613	0.07
June 2004	1	490,413	0.12
July 2004	1	87,262	0.02
August 2004	4	1,179,660	0.30
September 2004	23	3,476,332	0.88
October 2004	58	7,583,019	1.93
November 2004	7	875,814	0.22
December 2004	92	18,377,116	4.67
January 2005	123	23,654,777	6.01
February 2005	232	40,681,690	10.33
March 2005	244	33,756,181	8.57
April 2005	34	6,356,534	1.61
May 2005	96	17,260,832	4.38
June 2005	79	16,111,635	4.09
July 2005	360	65,457,291	16.62
August 2005	98	16,567,741	4.21
September 2005	293	56,616,478	14.38
October 2005	237	35,972,887	9.13
November 2005	1	268,409	0.07
December 2005	12	2,421,302	0.61
January 2006	13	2,269,468	0.58
February 2006	41	6,782,868	1.72
March 2006	58	7,118,710	1.81
April 2006	4	490,595	0.12
May 2006	11	1,263,483	0.32
June 2006	2	570,115	0.14
July 2006	17	3,182,254	0.81
August 2006	3	551,894	0.14
September 2006	8	1,461,312	0.37
April 2008	1	305,368	0.08
September 2008	6	2,322,626	0.59
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$88,927	0.02%
4.500 - 4.999	16	2,349,360	0.60
5.000 - 5.499	89	16,399,474	4.16
5.500 - 5.999	726	134,348,429	34.11
6.000 - 6.499	558	99,402,656	25.24
6.500 - 6.999	459	75,205,105	19.10
7.000 - 7.499	232	32,501,971	8.25
7.500 - 7.999	105	12,974,129	3.29
8.000 - 8.499	91	11,006,051	2.79
8.500 - 8.999	55	6,761,426	1.72
9.000 - 9.499	19	1,884,489	0.48
9.500 - 9.999	7	492,913	0.13
10.000 - 10.499	2	145,525	0.04
10.500 - 10.999	1	155,818	0.04
11.000 - 11.499	1	110,533	0.03
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	$186,841	0.05%
11.000 - 11.499	7	947,569	0.24
11.500 - 11.999	53	10,607,502	2.69
12.000 - 12.499	92	18,528,664	4.70
12.500 - 12.999	194	40,088,315	10.18
13.000 - 13.499	172	32,182,457	8.17
13.500 - 13.999	366	67,775,939	17.21
14.000 - 14.499	242	42,863,807	10.88
14.500 - 14.999	394	69,355,907	17.61
15.000 - 15.499	205	31,325,674	7.95
15.500 - 15.999	289	41,884,516	10.64
16.000 - 16.499	95	11,757,188	2.99
16.500 - 16.999	116	14,819,973	3.76
17.000 - 17.499	35	3,129,286	0.79
17.500 - 17.999	41	3,649,001	0.93
18.000 - 18.499	19	1,508,753	0.38
18.500 - 18.999	22	2,078,511	0.53
19.000 - 19.499	10	607,781	0.15
19.500 - 19.999	6	411,397	0.10
20.500 - 20.999	3	117,724	0.03
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	$418,109	0.11%
5.000 - 5.499	2	352,128	0.09
5.500 - 5.999	54	13,493,391	3.43
6.000 - 6.499	98	20,586,581	5.23
6.500 - 6.999	387	77,605,660	19.71
7.000 - 7.499	323	58,387,625	14.83
7.500 - 7.999	513	90,464,513	22.97
8.000 - 8.499	252	38,678,683	9.82
8.500 - 8.999	308	46,652,518	11.85
9.000 - 9.499	119	14,757,435	3.75
9.500 - 9.999	146	18,376,957	4.67
10.000 - 10.499	40	4,067,475	1.03
10.500 - 10.999	50	4,819,374	1.22
11.000 - 11.499	18	1,410,084	0.36
11.500 - 11.999	25	2,311,866	0.59
12.000 - 12.499	14	915,289	0.23
12.500 - 12.999	6	411,397	0.10
13.500 - 13.999	3	117,724	0.03
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	206	$20,989,567	5.33%
1.50	1,253	215,027,843	54.60
2.00	23	4,277,262	1.09
3.00	880	153,532,134	38.98
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	1,108	$178,193,467	45.25%
1.50	1,254	215,633,340	54.75
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$67,165	0.02%
4.000 - 4.499	4	252,687	0.06
4.500 - 4.999	3	356,444	0.09
5.000 - 5.499	11	1,406,032	0.36
5.500 - 5.999	9	1,654,374	0.42
6.000 - 6.499	879	153,803,496	39.05
6.500 - 6.999	4	644,040	0.16
7.000 - 7.499	1,450	235,568,313	59.82
7.500 - 7.999	1	74,256	0.02
Total:	**2,362**	**$393,826,807**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0(1)	688	$87,823,349	15.31%
12	93	21,431,430	3.74
24	1,337	225,222,995	39.26
36	1,308	200,481,028	34.95
60	327	38,670,335	6.74
Total:	**3,753**	**$573,629,137**	**100.00%**

(1) Includes 171 loans where prepayment penalty has expired.

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	3,157	Index Type:	
Aggregate Principal Balance:	$441,155,901	6 Month LIBOR:	71.65%
Conforming Principal Balance Loans:	$441,155,901	Fixed Rate:	28.35%
Average Principal Balance:	$139,739	W.A. Initial Periodic Cap:	2.03%
Range:	$14,993 - $483,035	W.A. Subsequent Periodic Cap:	1.29%
W.A. Coupon:	7.789%	W.A. Lifetime Rate Cap:	6.62%
Range:	5.250% - 13.500%	Property Type:	
W.A. Gross Margin:	6.407%	Single Family:	73.73%
Range:	4.375% - 11.000%	2-4 Family:	10.71%
W.A. Remaining Term (months):	348	PUD:	7.95%
Range:	108 - 360	Condo:	7.28%
W.A. Seasoning: (months)	8	Manufactured Housing	0.21%
Latest Maturity Date:	October 1, 2033	Townhouse	0.07%
State Concentration (Top 5):			
California:	46.32%	Occupancy Status:	
Illinois	8.71%	Primary:	91.24%
Florida	7.08%	Investment:	8.62%
Ohio	3.12%	Second Home:	0.13%
Hawaii	2.83%	Documentation Status:	
W.A. Combined Original LTV:	79.17%	Full:	55.88%
Range:	18.18% - 100.00%	Stated:	39.35%
First Liens:	97.79%	Limited	4.65%
Second Liens	2.21%	W.A. Prepayment Penalty – Term (months):	29
Non-Balloon Loans:	99.52%	Loans with Prepay Penalties:	82.95%
W.A. FICO Score:	614		

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,022	$125,066,418	28.35%
ARM	2,135	316,089,483	71.65
Total:	**3,157**	**$441,155,901**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	300	$11,117,185	2.51%
50,000.01 - 100,000.00	848	63,409,443	14.29
100,000.01 - 150,000.00	740	92,389,141	20.82
150,000.01 - 200,000.00	560	97,633,047	22.00
200,000.01 - 250,000.00	395	88,593,560	19.96
250,000.01 - 300,000.00	225	61,375,367	13.83
300,000.01 - 350,000.00	73	23,018,248	5.19
350,000.01 - 400,000.00	13	4,874,700	1.10
400,000.01 - 450,000.00	2	860,000	0.19
450,000.01 - 500,000.00	1	486,400	0.11
Total:	**3,157**	**$443,757,090**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	306	$11,309,223	2.56%
50,000.01 - 100,000.00	852	63,624,615	14.42
100,000.01 - 150,000.00	735	91,562,388	20.76
150,000.01 - 200,000.00	558	96,935,551	21.97
200,000.01 - 250,000.00	399	89,304,708	20.24
250,000.01 - 300,000.00	220	59,926,816	13.58
300,000.01 - 350,000.00	72	22,646,232	5.13
350,000.01 - 400,000.00	12	4,508,855	1.02
400,000.01 - 450,000.00	2	854,476	0.19
450,000.01 - 500,000.00	1	483,035	0.11
Total:	**3,157**	**$441,155,901**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	4	$339,983	0.08%
121 - 180	84	7,973,083	1.81
181 - 240	12	1,595,209	0.36
241 - 300	12	1,143,551	0.26
301 - 360	3,045	430,104,075	97.49
Total:	**3,157**	**$441,155,901**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	7	$1,233,046	0.28%
5.500 - 5.999	88	15,352,047	3.48
6.000 - 6.499	186	32,651,409	7.40
6.500 - 6.999	514	88,135,173	19.98
7.000 - 7.499	367	59,157,642	13.41
7.500 - 7.999	621	95,490,800	21.65
8.000 - 8.499	286	38,799,964	8.80
8.500 - 8.999	365	49,407,405	11.20
9.000 - 9.499	148	16,194,022	3.67
9.500 - 9.999	240	23,016,137	5.22
10.000 - 10.499	134	8,197,852	1.86
10.500 - 10.999	97	6,932,849	1.57
11.000 - 11.499	49	2,758,250	0.63
11.500 - 11.999	32	2,476,770	0.56
12.000 - 12.499	14	840,484	0.19
12.500 - 12.999	7	434,176	0.10
13.500 - 13.999	2	77,876	0.02
Total:	**3,157**	**$441,155,901**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	119	$13,898,661	3.15%
50.01 - 55.00	48	6,232,379	1.41
55.01 - 60.00	71	9,123,920	2.07
60.01 - 65.00	143	21,610,680	4.90
65.01 - 70.00	219	31,955,451	7.24
70.01 - 75.00	331	46,600,888	10.56
75.01 - 80.00	899	136,765,485	31.00
80.01 - 85.00	454	67,018,668	15.19
85.01 - 90.00	511	77,725,936	17.62
90.01 - 95.00	108	14,063,505	3.19
95.01 - 100.00	254	16,160,327	3.66
Total:	**3,157**	**$441,155,901**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score

FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 499	29	$2,000,022	0.45%
500 - 524	197	26,915,899	6.10
525 - 549	314	43,817,979	9.93
550 - 574	378	51,907,937	11.77
575 - 599	371	55,044,102	12.48
600 - 624	501	72,931,586	16.53
625 - 649	503	70,654,491	16.02
650 - 674	385	53,030,409	12.02
675 - 699	225	31,088,623	7.05
700 - 724	104	13,379,196	3.03
725 - 749	81	11,369,715	2.58
750 - 774	40	5,040,633	1.14
775 - 799	25	3,260,624	0.74
800 - 824	4	714,686	0.16
Total:	**3,157**	**$441,155,901**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,147	$204,340,141	46.32%
Illinois	284	38,411,335	8.71
Florida	286	31,238,031	7.08
Ohio	153	13,780,765	3.12
Hawaii	79	12,473,342	2.83
Colorado	81	11,773,935	2.67
Michigan	122	11,457,366	2.60
Nevada	65	7,917,301	1.79
Pennsylvania	77	7,770,327	1.76
Washington	53	7,517,965	1.70
Texas	82	6,900,185	1.56
Arizona	58	6,766,884	1.53
New Jersey	41	6,547,665	1.48
Maryland	40	6,405,837	1.45
New York	30	6,300,367	1.43
Georgia	50	5,903,158	1.34
Indiana	63	5,277,667	1.20
Massachusetts	27	4,814,048	1.09
Virginia	42	4,747,697	1.08
Missouri	44	4,461,405	1.01
North Carolina	46	4,357,821	0.99
Oregon	32	3,934,810	0.89
Tennessee	39	3,785,691	0.86
Minnesota	22	3,370,859	0.76
Utah	27	3,150,502	0.71
Kentucky	24	2,303,913	0.52
Connecticut	16	2,152,617	0.49
South Carolina	16	1,517,636	0.34
Wisconsin	13	1,206,721	0.27
Alaska	4	1,016,931	0.23
Louisiana	11	891,867	0.20
Rhode Island	5	775,224	0.18
Montana	7	762,108	0.17
West Virginia	5	713,593	0.16
New Mexico	8	687,953	0.16
Arkansas	7	670,516	0.15
Mississippi	7	659,855	0.15

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans (Continued)

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New Hampshire	5	650,634	0.15
Maine	3	634,200	0.14
Iowa	6	518,080	0.12
Wyoming	2	451,657	0.10
Kansas	4	427,332	0.10
Oklahoma	8	400,799	0.09
Idaho	3	375,499	0.09
Delaware	2	224,182	0.05
Alabama	3	220,857	0.05
District of Columbia	2	163,773	0.04
Nebraska	3	126,511	0.03
Vermont	2	114,557	0.03
South Dakota	1	83,783	0.02
Total:	**3,157**	**$441,155,901**	**100.00%**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,820	$402,524,908	91.24%
Investment	331	38,046,332	8.62
Second Home	6	584,660	0.13
Total:	**3,157**	**$441,155,901**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,849	$246,512,662	55.88%
Stated	1,150	173,595,016	39.35
Limited	158	21,048,222	4.77
Total:	**3,157**	**$441,155,901**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,724	$260,973,788	59.16%
Purchase	964	119,478,929	27.08
Refinance - Rate Term	469	60,703,183	13.76
Total:	**3,157**	**$441,155,901**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,360	$325,515,603	73.79%
2-4 Family	286	47,235,880	10.71
PUD	239	35,062,244	7.95
Condo	255	32,107,491	7.28
Manufactured Housing	13	939,422	0.21
Townhouse	4	295,261	0.07
Total:	**3,157**	**$441,155,901**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November 2003	27	$2,377,428	0.75%
December 2003	22	1,929,388	0.61
January 2004	25	2,199,858	0.70
February 2004	19	1,604,534	0.51
March 2004	33	3,170,851	1.00
April 2004	28	2,399,463	0.76
May 2004	2	279,613	0.09
July 2004	1	87,262	0.03
August 2004	2	345,537	0.11
September 2004	20	2,771,056	0.88
October 2004	51	6,016,395	1.90
November 2004	7	875,814	0.28
December 2004	84	15,044,745	4.76
January 2005	112	19,535,418	6.18
February 2005	214	33,448,895	10.58
March 2005	235	30,460,757	9.64
April 2005	29	4,345,370	1.37
May 2005	84	12,459,102	3.94
June 2005	68	11,283,901	3.57
July 2005	336	55,487,937	17.55
August 2005	91	13,207,143	4.18
September 2005	257	41,050,620	12.99
October 2005	223	31,802,224	10.06
November 2005	1	268,409	0.08
December 2005	11	2,063,553	0.65
January 2006	12	1,935,397	0.61
February 2006	40	6,439,939	2.04
March 2006	55	5,817,907	1.84
April 2006	4	490,595	0.16
May 2006	11	1,263,483	0.40
June 2006	1	149,255	0.05
July 2006	16	2,821,380	0.89
August 2006	3	551,894	0.17
September 2006	7	1,128,703	0.36
April 2008	1	305,368	0.10
September 2008	3	670,288	0.21
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$88,927	0.03%
4.500 - 4.999	14	2,223,040	0.70
5.000 - 5.499	74	10,849,012	3.43
5.500 - 5.999	648	105,627,216	33.42
6.000 - 6.499	495	75,388,305	23.85
6.500 - 6.999	421	63,308,630	20.03
7.000 - 7.499	211	27,747,877	8.78
7.500 - 7.999	100	11,495,795	3.64
8.000 - 8.499	90	10,966,203	3.47
8.500 - 8.999	51	5,605,198	1.77
9.000 - 9.499	19	1,884,489	0.60
9.500 - 9.999	7	492,913	0.16
10.000 - 10.499	2	145,525	0.05
10.500 - 10.999	1	155,818	0.05
11.000 - 11.499	1	110,533	0.03
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	1	$186,841	0.06%
11.000 - 11.499	7	947,569	0.30
11.500 - 11.999	46	6,825,947	2.16
12.000 - 12.499	82	13,905,942	4.40
12.500 - 12.999	167	29,248,095	9.25
13.000 - 13.499	153	24,596,096	7.78
13.500 - 13.999	326	52,752,797	16.69
14.000 - 14.499	221	34,618,192	10.95
14.500 - 14.999	358	56,678,114	17.93
15.000 - 15.499	187	25,505,707	8.07
15.500 - 15.999	271	37,102,202	11.74
16.000 - 16.499	90	10,982,382	3.47
16.500 - 16.999	107	13,012,647	4.12
17.000 - 17.499	33	2,761,819	0.87
17.500 - 17.999	34	2,854,125	0.90
18.000 - 18.499	15	1,232,800	0.39
18.500 - 18.999	20	1,884,228	0.60
19.000 - 19.499	9	504,705	0.16
19.500 - 19.999	6	411,397	0.13
20.500 - 20.999	2	77,876	0.02
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	$418,109	0.13%
5.000 - 5.499	2	352,128	0.11
5.500 - 5.999	45	8,859,193	2.80
6.000 - 6.499	84	14,699,393	4.65
6.500 - 6.999	334	56,925,827	18.01
7.000 - 7.499	295	47,236,756	14.94
7.500 - 7.999	468	74,249,663	23.49
8.000 - 8.499	231	31,634,674	10.01
8.500 - 8.999	287	40,433,406	12.79
9.000 - 9.499	113	13,370,879	4.23
9.500 - 9.999	135	16,178,380	5.12
10.000 - 10.499	37	3,591,166	1.14
10.500 - 10.999	42	3,586,710	1.13
11.000 - 11.499	16	1,323,885	0.42
11.500 - 11.999	23	2,117,583	0.67
12.000 - 12.499	11	622,459	0.20
12.500 - 12.999	6	411,397	0.13
13.500 - 13.999	2	77,876	0.02
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	160	$14,746,802	4.67%
1.50	1,162	181,917,151	57.55
2.00	20	3,206,532	1.01
3.00	793	116,218,998	36.77
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	973	$134,172,332	42.45%
1.50	1,162	181,917,151	57.55
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$67,165	0.02%
4.000 - 4.499	4	252,687	0.08
4.500 - 4.999	3	356,444	0.11
5.000 - 5.499	11	1,406,032	0.44
5.500 - 5.999	8	1,046,880	0.33
6.000 - 6.499	782	115,506,509	36.54
6.500 - 6.999	4	644,040	0.20
7.000 - 7.499	1,321	196,735,471	62.24
7.500 - 7.999	1	74,256	0.02
Total:	**2,135**	**$316,089,483**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0(1)	648	$75,216,960	17.05%
12	78	14,695,688	3.33
24	1,199	177,915,963	40.33
36	1,232	173,327,290	39.29
Total:	**3,157**	**$441,155,901**	**100.00%**

(1) Includes 158 loans where prepayment penalty has expired.

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	596	Index Type:	
Aggregate Principal Balance:	$132,473,236	6 Month LIBOR:	58.68%
Conforming Principal Balance Loans:	$0	Fixed Rate:	41.32%
Average Principal Balance:	$222,271	W.A. Initial Periodic Cap:	2.19%
Range:	$16,694 - $779,146	W.A. Subsequent Periodic Cap:	1.22%
W.A. Coupon:	7.709%	W.A. Lifetime Rate Cap:	6.50%
Range:	5.500% - 13.625%	Property Type:	
W.A. Gross Margin:	6.152%	Single Family:	80.74%
Range:	4.875% - 8.950%	PUD:	9.97%
W.A. Remaining Term (months):	335	Condo:	4.77%
Range:	107 - 359	2-4 Family:	3.71%
W.A. Seasoning: (months)	10	Manufactured Housing	0.73%
Latest Maturity Date:	September 1, 2033	Townhouse	0.00%
State Concentration (Top 5):			
California:	55.04%	Occupancy Status:	
Florida	6.78%	Primary:	95.53%
Illinois	3.87%	Investment:	4.47%
Ohio	3.37%	Second Home:	0.00%
Washington	2.59%	Documentation Status:	
W.A. Combined Original LTV:	80.75%	Full:	51.35%
Range:	23.33% - 100.00%	Stated:	39.72%
First Liens:	97.33%	Limited	8.48%
Second Liens	2.67%	W.A. Prepayment Penalty – Term (months):	38
Non-Balloon Loans:	94.35%	Loans with Prepay Penalties:	90.48%
W.A. FICO Score:	624		

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed-Rate	369	$54,735,912	41.32%
ARM	227	77,737,324	58.68
Total:	**596**	**$132,473,236**	**100.00%**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	42	$1,591,965	1.19%
50,000.01 - 100,000.00	160	12,188,267	9.12
100,000.01 - 150,000.00	101	12,144,845	9.09
150,000.01 - 200,000.00	40	6,861,400	5.14
200,000.01 - 250,000.00	15	3,349,700	2.51
250,000.01 - 300,000.00	11	2,893,450	2.17
300,000.01 - 350,000.00	58	19,454,140	14.56
350,000.01 - 400,000.00	65	24,404,140	18.27
400,000.01 - 450,000.00	43	18,240,045	13.65
450,000.01 - 500,000.00	32	15,420,700	11.54
500,000.01 - 550,000.00	9	4,821,234	3.61
550,000.01 - 600,000.00	12	6,871,600	5.14
600,000.01 - 650,000.00	5	3,153,900	2.36
650,000.01 - 700,000.00	1	680,000	0.51
700,000.01 - 750,000.00	1	745,000	0.56
750,000.01 - 800,000.00	1	780,000	0.58
Total:	**596**	**$133,600,386**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	46	$1,713,338	1.29%
50,000.01 - 100,000.00	159	12,092,847	9.13
100,000.01 - 150,000.00	101	12,106,458	9.14
150,000.01 - 200,000.00	39	6,723,062	5.08
200,000.01 - 250,000.00	16	3,640,905	2.75
250,000.01 - 300,000.00	8	2,114,769	1.60
300,000.01 - 350,000.00	62	20,733,184	15.65
350,000.01 - 400,000.00	63	23,638,607	17.84
400,000.01 - 450,000.00	42	17,813,879	13.45
450,000.01 - 500,000.00	31	14,899,004	11.25
500,000.01 - 550,000.00	10	5,360,852	4.05
550,000.01 - 600,000.00	11	6,289,304	4.75
600,000.01 - 650,000.00	5	3,144,119	2.37
650,000.01 - 700,000.00	1	679,373	0.51
700,000.01 - 750,000.00	1	744,388	0.56
750,000.01 - 800,000.00	1	779,146	0.59
Total:	**596**	**$132,473,236**	**100.00%**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	6	$502,204	0.38%
121 - 180	86	9,248,139	6.98
181 - 240	11	1,720,835	1.30
241 - 300	7	877,359	0.66
301 - 360	486	120,124,699	90.68
Total:	**596**	**$132,473,236**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	12	$5,570,785	4.21%
6.000 - 6.499	25	9,342,358	7.05
6.500 - 6.999	89	29,341,278	22.15
7.000 - 7.499	59	17,726,842	13.38
7.500 - 7.999	128	30,635,222	23.13
8.000 - 8.499	57	12,505,373	9.44
8.500 - 8.999	72	11,631,394	8.78
9.000 - 9.499	23	3,041,925	2.30
9.500 - 9.999	47	5,947,526	4.49
10.000 - 10.499	25	1,969,063	1.49
10.500 - 10.999	32	2,932,642	2.21
11.000 - 11.499	9	629,292	0.48
11.500 - 11.999	10	727,465	0.55
12.000 - 12.499	5	330,868	0.25
12.500 - 12.999	2	101,353	0.08
13.500 - 13.999	1	39,848	0.03
Total:	**596**	**$132,473,236**	**100.00%**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	15	$3,238,358	2.44%
50.01 - 55.00	8	596,096	0.45
55.01 - 60.00	14	3,583,709	2.71
60.01 - 65.00	30	6,259,252	4.72
65.01 - 70.00	23	5,363,948	4.05
70.01 - 75.00	55	10,115,201	7.64
75.01 - 80.00	168	43,500,402	32.84
80.01 - 85.00	83	20,159,192	15.22
85.01 - 90.00	105	26,611,194	20.09
90.01 - 95.00	43	7,892,570	5.96
95.01 - 100.00	52	5,153,314	3.89
Total:	**596**	**$132,473,236**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score

FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 499	9	$1,087,076	0.82%
500 - 524	24	4,209,707	3.18
525 - 549	56	10,646,965	8.04
550 - 574	67	13,470,636	10.17
575 - 599	70	15,332,768	11.57
600 - 624	87	23,400,158	17.66
625 - 649	105	23,837,646	17.99
650 - 674	65	15,577,055	11.76
675 - 699	45	10,278,481	7.76
700 - 724	31	6,177,140	4.66
725 - 749	22	5,664,129	4.28
750 - 774	9	1,450,351	1.09
775 - 799	6	1,341,123	1.01
Total:	**596**	**$132,473,236**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	250	$72,909,033	55.04%
Florida	63	8,980,634	6.78
Illinois	14	5,128,602	3.87
Ohio	47	4,457,967	3.37
Washington	14	3,435,058	2.59
Nevada	16	3,355,033	2.53
New Jersey	7	2,974,858	2.25
Pennsylvania	20	2,957,843	2.23
Virginia	10	2,617,950	1.98
Indiana	20	2,456,587	1.85
Tennessee	23	2,408,969	1.82
Arizona	11	2,362,376	1.78
Hawaii	9	2,014,491	1.52
Massachusetts	6	1,806,358	1.36
Georgia	14	1,701,985	1.28
Maryland	5	1,658,971	1.25
Michigan	5	1,443,638	1.09
Texas	7	1,215,121	0.92
Colorado	6	1,181,321	0.89
Oregon	11	1,049,643	0.79
Delaware	2	701,957	0.53
Connecticut	3	661,043	0.50
Utah	4	596,509	0.45
Oklahoma	3	591,504	0.45
New York	1	571,150	0.43
Wisconsin	2	559,187	0.42
Kentucky	5	465,258	0.35
District of Columbia	1	453,084	0.34
Louisiana	3	372,863	0.28
South Carolina	1	341,713	0.26
Iowa	4	287,550	0.22
Missouri	3	262,205	0.20
New Mexico	1	137,603	0.10
North Carolina	1	118,113	0.09
New Hampshire	1	94,205	0.07
Idaho	2	93,785	0.07
West Virginia	1	49,073	0.04
Total:	**596**	**$132,473,236**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	549	$126,545,976	95.53%
Investment	47	5,927,260	4.47
Total:	**596**	**$132,473,236**	**100.00%**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	347	$68,026,620	51.35%
Stated	197	52,619,775	39.72
Limited	52	11,826,841	8.93
Total:	**596**	**$132,473,236**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	281	$68,851,145	51.97%
Purchase	164	39,611,270	29.90
Refinance - Rate Term	151	24,010,821	18.13
Total:	**596**	**$132,473,236**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	482	$107,067,095	80.82%
PUD	44	13,209,652	9.97
Condo	31	6,316,060	4.77
2-4 Family	27	4,919,562	3.71
Manufactured Housing	12	960,868	0.73
Total:	**596**	**$132,473,236**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November 2003	3	$474,820	0.61%
December 2003	7	1,119,445	1.44
January 2004	8	1,150,871	1.48
February 2004	11	1,701,655	2.19
March 2004	13	1,552,547	2.00
April 2004	5	352,269	0.45
June 2004	1	490,413	0.63
August 2004	2	834,123	1.07
September 2004	3	705,276	0.91
October 2004	7	1,566,625	2.02
December 2004	8	3,332,371	4.29
January 2005	11	4,119,358	5.30
February 2005	18	7,232,795	9.30
March 2005	9	3,295,423	4.24
April 2005	5	2,011,164	2.59
May 2005	12	4,801,730	6.18
June 2005	11	4,827,734	6.21
July 2005	24	9,969,354	12.82
August 2005	7	3,360,598	4.32
September 2005	36	15,565,857	20.02
October 2005	14	4,170,664	5.37
December 2005	1	357,748	0.46
January 2006	1	334,071	0.43
February 2006	1	342,928	0.44
March 2006	3	1,300,802	1.67
June 2006	1	420,860	0.54
July 2006	1	360,874	0.46
September 2006	1	332,609	0.43
September 2008	3	1,652,338	2.13
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	$126,320	0.16%
5.000 - 5.499	15	5,550,462	7.14
5.500 - 5.999	78	28,721,213	36.95
6.000 - 6.499	63	24,014,351	30.89
6.500 - 6.999	38	11,896,474	15.3
7.000 - 7.499	21	4,754,094	6.12
7.500 - 7.999	5	1,478,335	1.90
8.000 - 8.499	1	39,848	0.05
8.500 - 8.999	4	1,156,227	1.49
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 - 11.999	7	$3,781,555	4.86%
12.000 - 12.499	10	4,622,722	5.95
12.500 - 12.999	27	10,840,221	13.94
13.000 - 13.499	19	7,586,361	9.76
13.500 - 13.999	40	15,023,142	19.33
14.000 - 14.499	21	8,245,615	10.61
14.500 - 14.999	36	12,677,793	16.31
15.000 - 15.499	18	5,819,967	7.49
15.500 - 15.999	18	4,782,313	6.15
16.000 - 16.499	5	774,806	1.00
16.500 - 16.999	9	1,807,327	2.32
17.000 - 17.499	2	367,467	0.47
17.500 - 17.999	7	794,876	1.02
18.000 - 18.499	4	275,953	0.35
18.500 - 18.999	2	194,283	0.25
19.000 - 19.499	1	103,076	0.13
20.500 - 20.999	1	39,848	0.05
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	9	$4,634,198	5.96%
6.000 - 6.499	14	5,887,188	7.57
6.500 - 6.999	53	20,679,834	26.6
7.000 - 7.499	28	11,150,869	14.34
7.500 - 7.999	45	16,214,850	20.86
8.000 - 8.499	21	7,044,009	9.06
8.500 - 8.999	21	6,219,112	8.00
9.000 - 9.499	6	1,386,556	1.78
9.500 - 9.999	11	2,198,577	2.83
10.000 - 10.499	3	476,309	0.61
10.500 - 10.999	8	1,232,663	1.59
11.000 - 11.499	2	86,199	0.11
11.500 - 11.999	2	194,283	0.25
12.000 - 12.499	3	292,830	0.38
13.500 - 13.999	1	39,848	0.05
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	46	$6,242,765	8.03%
1.50	91	33,110,693	42.59
2.00	3	1,070,730	1.38
3.00	87	37,313,136	48.00
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00	135	$44,021,134	56.63%
1.50	92	33,716,190	43.37
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	1	$607,494	0.78%
6.000 - 6.499	97	38,296,988	49.26
7.000 - 7.499	129	38,832,843	49.95
Total:	**227**	**$77,737,324**	**100.00%**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0[(1)]	40	$12,606,389	9.52%
12	15	6,735,742	5.08
24	138	47,307,032	35.71
36	76	27,153,738	20.50
60	327	38,670,335	29.19
Total:	**596**	**$132,473,236**	**100.00%**

(1) Includes 13 loans where prepayment penalty has expired.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Structuring

David Haynie	212-250-4519
Steve Lumer	212-250-0115
Declan Brady	212-250-5158